Teva Announces FDA Acceptance of NDA for SD-809 for Treatment in Huntington Disease

SD-809 previously categorized with Orphan Drug Designation by FDA

File acceptance marks important milestone for Teva’s growing commitment to treatments for rare movement disorders

JERUSALEM, August 12, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE:TEVA) today announced that the New Drug Application (NDA) for SD-809 (deutetrabenazine) has been accepted by the U.S. Food and Drug Administration (FDA) for the treatment of chorea associated with Huntington disease (HD), a rare and fatal neurodegenerative disorder caused by the progressive breakdown of nerve cells in the brain that affects about five to seven people per 100,000 in western countries, according to the World Health Organization.

“The opportunity to bring a new treatment option to those battling the devastating illness of Huntington disease is an important first step and an indication of our profound commitment to improving the lives of patients with this and other debilitating movement disorders,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “With this filing and an ongoing investment in HD research, Teva has further established itself as a leader in the development of treatments focusing on movement disorders.”

“Teva plans to commercialize SD-809 in the U.S. by drawing from vast experience in facilitating therapy initiation and patient support in other disease areas. Within Global Specialty Medicines, we have a rich history of demonstrating our commitment to the patient and bringing value to the neurology community,” said Rob Koremans, MD, President and CEO of Global Specialty Medicines at Teva. “People living with neurodegenerative disorders and those around them often need support and services beyond medications. We intend to meet these needs with our proven infrastructure and our focus on the patient.”

The NDA filing is based on positive results from two Phase-III studies, FIRST-HD and ARC-HD. In the placebo-controlled, randomized FIRST-HD study, SD-809 reduced chorea in patients with HD. Positive top-line data from the Phase-III, open-label ARC-HD study demonstrated that patients were able to safely convert from tetrabenazine, currently the only approved HD treatment, to SD-809 overnight with continued control of chorea.

SD-809 was granted Orphan Drug Designation for the treatment of HD by the FDA in November 2014 and became part of Teva’s CNS portfolio with the acquisition of Auspex Pharmaceuticals in May 2015.

The FDA designates orphan status to drugs and biologics that are intended for the treatment of rare diseases affecting fewer than 200,000 people in the U.S.

About SD-809

SD-809 (deutetrabenazine) is an investigational, oral, small molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is designed to regulate the levels of a specific neurotransmitter, dopamine, in the brain. SD-809 is being developed for the treatment of chorea associated with Huntington disease, a neurodegenerative movement disorder that impacts cognition, behavior, and movements. The FIRST-HD study showed a favorable safety and tolerability profile, including low rates of depression, somnolence, akathisia/restlessness and anxiety. The safety and tolerability experience observed in the ARC-HD study was consistent with the experience observed in the FIRST-HD study. The most commonly reported adverse events in ARC-HD patients were somnolence, fall, and nasopharyngitis.

About Huntington Disease

Huntington disease (HD) is a fatal neurodegenerative disease characterized by uncoordinated and uncontrollable movements, cognitive deterioration and behavioral and/or psychological problems. The classic onset of HD symptoms typically occurs in middle age, but the disease also manifests in children and the elderly. HD is the most common genetic cause of abnormal involuntary writhing movements called chorea. Disease progression is characterized by a gradual decline in motor control, cognition and mental stability and generally results in death within 15-25 years of clinical diagnosis.

HD is a genetic disease, passed from parent to child through a gene mutation. Each child of an HD parent has a 50-50 chance of inheriting the HD gene. If a child does not inherit the HD gene, he or she will not develop the disease and cannot pass it to subsequent generations. A person who inherits the HD gene will sooner or later develop the disease. According to the World Health Organization, Huntington disease affects about five to seven people per 100,000 in Western countries.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

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